ERNST & YOUNG

October 20, 2005

Securities and Exchange Commission
100 F Street N.E.
Washington, DC 20549

We have read Item 77K of Form N-SAR for the period ended August 31, 2005, of The Jacob Internet Fund, Inc. and are in agreement with the statements contained in the first sentence of the first paragraph and with the statments contained in the second paragraph therein.  We have no basis to agree or disagree with other statments of the registrant contained therein.

ERNST & YOUNG LLP